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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R OHH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Acquisition of shares, agreed by UKLA, using agreed % of the quarterly payment of board and committee fees to the non-executive directors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.
Name of company

  Prudential plc

2.
Name of director

  Sir David Barnes, Robert Rowley, Julia Ann Burdus, Alexander Stewart, Lambertus Becht and Roberto Mendoza

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  Directors named above

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  Sir David Barnes
  Robert Rowley
  Julia Ann Burdus
  Alexander Stewart
  Roberto Mendoza
  Lambertus Becht

5.
Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

  N/A

6.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  Acquisition of shares, agreed by UKLA, using agreed % of the quarterly payment of board and committee fees to the non-executive directors

7.
Number of shares/amount of stock acquired

  Sir David Barnes 1044 shares
  Robert Rowley 1260 shares
  Julia Ann Burdus 1259 shares
  Alexander Stewart 1259 shares
  Roberto Mendoza 1152 shares
  Lambertus Becht 1259 shares

8.
Percentage of issued class

  Sir David Barnes Less than 0.00005%
  Robert Rowley Less than 0.00006%
  Julia Ann Burdus Less than 0.00006%
  Alexander Stewart Less than 0.00006%
  Roberto Mendoza Less than 0.00006%
  Lambertus Becht Less than 0.00006%

9.
Number of shares/amount of stock disposed

  N/A

10.
Percentage of issued class

  N/A

11.
Class of security

  Shares of 5p each

12.
Price per share

  £3.445

13.
Date of transaction

  30 September 2002

14.
Date company informed

  30 September 2002

15.
Total holding following this notification

  Sir David Barnes (6,399 shares)
  Robert Rowley (25,142 shares)
  Julia Ann Burdus (5,774 shares)
  Alexander Stewart (17,569 shares)
  Roberto Mendoza (45,070 shares)
  Lambertus Becht (11,444 shares)

16.
Total percentage holding of issued class following this notification

  Sir David Barnes Less than 0.0003%
  Robert Rowley Less than 0.001%
  Julia Ann Burdus Less than 0.0003%
  Alexander Stewart 0.0009%
  Roberto Mendoza Less than 0.002%
  Lambertus Becht Less than 0.0006%

        If a director has been granted options by the company please complete the following boxes.

17.
Date of grant

  N/A

18.
Period during which or date on which exercisable

  N/A

19.
Total amount paid (if any) for grant of the option

  N/A

20.
Description of shares or debentures involved: class, number

  N/A

21.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  N/A

22.
Total number of shares or debentures over which options held following this notification

  N/A

23.
Any additional information

24.
Name of contact and telephone number for queries

  Trish Standaloft, 020 7548 3807

25.
Name and signature of authorised company official responsible for making this notification

  John Price, Deputy Group Secretary, 020 7548 3805

Date of Notification

30 September 2002

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SIGNATURES
SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS